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[COOLEY GODWARD LLP LETTERHEAD]

June 15, 2006

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549-4561
Attention: Maryse Mills-Apenteng, Esq.

Re:	DivX, Inc. Registration Statement on Form S-1 (File No. 333-133855) Amendment No. 1

Dear Ms. Mills-Apenteng:

        Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the "Securities Act"), on behalf of our client DivX, Inc. (the "Company"), is Amendment No. 1 ("Amendment No. 1") to the Company's Registration Statement on Form S-1 (the "Registration Statement") originally filed with the Securities and Exchange Commission (the "Commission") on May 5, 2006. The copy of Amendment No. 1 that is enclosed with the hard copy of this letter is marked to show changes from the Registration Statement as previously filed.

        Amendment No. 1 is also being filed in response to comments received from the staff of the Commission (the "Staff") by letter dated June 1, 2006 (the "Comment Letter") with respect to the Registration Statement. The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of our responses correspond to the page numbers of Amendment No. 1.

Staff Comments and Company Responses

General

1.
We will process your amendments with price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon. In addition, we remind you that Rule 430A does not allow for the omission prior to effectiveness of the number of shares to be offered or the number of shares to be sold by selling stockholders. See Section II.A.7 of Release No. 33-6714.

        Response:    The Company acknowledges the Staff's comment.

2.
We note that you have filed an application for confidential treatment of exhibits to the registration statement. We will provide comments on the confidential treatment request, if any, in a separate letter. Please note that the confidential treatment request must be processed before effectiveness of the registration statement.

        Response:    The Company acknowledges the Staff's comment.

3.
We note that you intend to file certain exhibits by amendment. Please allow the staff sufficient time to review the exhibits by filing them as soon as possible.

        Response:    The Company acknowledges the Staff's comment, has filed Exhibit 1.1 (Form of Underwriting Agreement) with Amendment No. 1 and will file the remainder of the exhibits by amendment as soon as practicable.

4.
Please update the financial statements in your next amendment pursuant to Rule 3-12 of Regulation S-X.

        Response:    The Company has updated the financial statements and corresponding disclosures in Amendment No. 1 to include data for the three months ended March 31, 2006.

5.
Avoid the use of acronyms throughout the prospectus where possible. Your use of such terms as DSCs, PMPs, ODMs, IC manufacturers, DMDs, DVRs, OVSs, SDKs, OVSs, and ISVs forces the reader to learn a new vocabulary to read through the document. Where appropriate, eliminate these abbreviations and use words or phrases that can be understood by their plain meaning.

        Response:    The Company has revised the Registration Statement to avoid the use of several acronyms of the type described above. The Company respectfully submits, however, that each of the abbreviations "TV," "DVD," "CD," and "VHS" is more familiar and easily understandable to the average reader than the underlying words represented thereby. Accordingly, the Company has retained such abbreviations.

Inside Cover Page

6.
Consider relocating the paragraph following the table of contents to an appropriate section of the prospectus, for example, under the Prospectus Summary subheading Corporate Information.

        Response:    The Company has relocated the above referenced paragraph to the "Prospectus Summary" subheading "Corporate information" on page 3.

Summary

7.
Please eliminate the phrase from the introductory paragraph that the summary information "is qualified in its entirety" by reference to other more detailed sections of the prospectus. The information you provide in the prospectus must be materially complete and the words "in its entirety" suggest that the prospectus may not be materially complete.

        Response:    The Company has eliminated the above referenced phrase.

8.
You state that you distribute the DivX Player software from your website, which averaged over five million visitors per month during the first quarter of 2006. For balanced disclosure, disclose the number of distributions made during that period.

        Response:    The Company has revised the disclosure on page 1 and elsewhere in Amendment No. 1 to indicate the number of distributions made from the Company's website during the first quarter of 2006.

9.
Please disclose the criteria you used in selecting the two customers you identified by name. For example, you should identify Philips and Samsung as material customers and quantify the portion of your revenues they have contributed in the last year and the most recent interim period.

        Response:    The Company respectfully advises the Staff that it selected Philips and Samsung as customers to identify by name because they were the Company's two largest consumer hardware technology licensing customers by revenue for the year ended December 31, 2005. As the percentage of the Company's revenue derived from Philips exceeded 10% for the year ended December 31, 2005, the Company has previously included disclosure to such effect on pages 9, 42, 73, 74 and F-8 of the Registration Statement. As the percentage of the Company's revenue derived from Samsung did not exceed 10% for the year ended December 31, 2005, the Company respectfully submits to the Staff that such disclosure is not required or material to investors and therefore has not included disclosure to such effect in the Registration Statement.

10.
We note your discussion of revenues during the last three fiscal years. For balanced discussion, you should note your history of operating losses and accumulated deficit.

        Response:    The Company has added the requested disclosure on page 1 and elsewhere in Amendment No. 1.

The Offering, page 4

11.
We note your statement that you may affect a reverse stock split of your common stock prior to the effectiveness of the registration statement. If you do so, please ensure that you update your filing to retroactively give effect to the reverse stock split in your balance sheet and throughout your filing. See SAB Topic 4(C).

        Response:    The Company acknowledges the Staff's comment.

12.
We note further that the certificate of incorporation and bylaws will be amended and that such amendment may occur after the effective date of the registration statement. Please provide a succinct discussion in the prospectus of the material differences between the current and the proposed amended articles and bylaws and the provisions thereof.

        Response:    The Company respectfully advises the Staff that the disclosure in the Registration Statement pertaining to the Company's certificate of incorporation and bylaws relate to the amended versions thereof that will become effective as of the closing of the Company's proposed initial public offering (the "IPO"). Because the current versions of the certificate of incorporation and bylaws will no longer be effective as of the closing of the IPO, the Company respectfully submits to the Staff that such disclosure is not material to potential investors, and therefore has not included disclosure relating thereto in the Registration Statement.

Risk Factors, page 7

13.
Avoid the generic conclusion you make in some of your risk factors that the risk discussed "could adversely affect our operating results," "our business will suffer" or "our business will be materially harmed." Instead, replace this language with specific disclosure on how your business or financial results could be affected. On page 12, for example, you state that if the royalty reports you receive from licensees are inaccurate, your "operating results could be materially and adversely affected." As a further example, you state in risk factor heading on page 14 that if digital video technologies are treated as a commodity in the future, your business, operating results and prospects could be adversely affected. Revise the generic references to how the risks you identify could harm your business and replace these phrases with more specific disclosure regarding the potential harm that could result.

        Response:    The Company has revised the disclosure throughout the "Risk factors" section in Amendment No. 1 as requested.

We are dependent on the sale by our licensees of consumer hardware and software products that incorporate our technologies…page 9

14.
Please revise the risk factor to describe separately your reliance on your greater than 10% customer Philips. Consider also whether you should provide a single risk factor disclosing your reliance on the two greater than 10% customers Philips and Google. Your reliance on licensees of consumer hardware and software products that incorporate your technologies appears to be a distinct and separate risk. Identify the significant customer(s) and disclose the percentage of revenue generated by each in the subheading.

        Response:    The Company respectfully submits the following:

        The primary issues addressed by this risk factor are the Company's reliance on licensing revenue generally and the concentration of its overall revenues among a relatively small group of licensees. Accordingly, in the subheading the Company has added that the Company's top 10 licensees in 2005 accounted for 41% of the Company's revenues.

        In response to the Staff's comment, the Company has amplified its disclosure regarding the Philips relationship on page 9. However, the Company does not view the Philips relationship as a separate risk, but rather another illustration of the broader concentration risk discussed above. For example, Philips is not the only consumer hardware device manufacturer through which the Company's technologies are available to consumers. In fact, the Company currently has license agreements in effect with over 150 other consumer hardware device manufacturers, many of whose products compete directly with Philips. Also, the Philips agreement is substantially similar in nature to agreements the Company has with other consumer hardware device manufacturers. As such, the Company does not believe that a separate risk factor regarding Philips is required.

        In contrast, because of its reliance on Google for advertising and distribution revenues, the Company provided a separate risk factor regarding its relationship with Google. In view of the Staff's comment, in the subheading to this second risk factor the Company has added that Google accounted for 15% of the Company's revenues in 2005.

Our business is dependent in part on technologies we license from third parties…page 11

15.
You refer to third parties on whom you are dependent. Are there third parties other than MPEG LA on whom you are dependent for technology licenses? If so, include a discussion of the licenses on which you are dependent in the business section and file the agreements as exhibits to the registration statement.

        Response:    The Company respectfully advises the Staff that it has technology licenses with third parties other than MPEG LA, but the Company does not consider itself materially dependent on any of such other technology licenses.

We face risks with respect to conducting business in China…page 13

16.
Quantify the "significant number" of consumer hardware devices manufactured by companies in China on which you rely.

        Response:    The Company has revised the disclosure on page 14 to indicate that it currently derives a material portion of its revenues from licenses to over 40 consumer hardware device manufacturers located in China.

It is not yet clear how laws designed to protect children…page 18

17.
Please tell us whether you have ever been charged with non-compliance of either of the Acts your reference or with any laws relating to providing services via the Internet or Internet use in general.

        Response:    The Company respectfully advises the Staff that it has not been charged with non-compliance with either of the Acts referenced in the risk factor nor with any laws relating to providing services via the Internet or Internet use in general.

Forward-looking Statements, page 30

18.
Please eliminate references to the Private Securities Litigation Reform Act. As you know, the safe harbors of this Act are not available to initial public offerings, such as yours. See Section 27A of the Securities Act.

        Response:    The Company has eliminated references to the Private Securities Litigation Reform Act as requested.

Use of Proceeds, page 31

19.
You state that you intend to use the proceeds for working capital and general corporate purposes as well as to acquire or license products, technologies or businesses, but that you have no current plans relating to acquisitions or licenses. It appears from the rest of your prospectus disclosure that an investor could reasonably assume you have performed studies and made preliminary decisions with respect to the best use of capital resources. Please revise accordingly.

        Response:    The Company has revised the disclosure on page 31 and elsewhere in Amendment No. 1 to clarify that the Company has not performed studies nor made preliminary decisions with respect to the best use of capital resources resulting from the IPO.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

20.
Please supplement your discussion, particularly in the Results of Operations and Liquidity and Capital Resources sections, to provide insight into material opportunities, challenges and risks, such as those presented by known material trends, commitments and uncertainties, on which the company's executives are most focused for both the short and long term, as well as the steps you are taking to address them. See Section III.A of SEC Release 33-8350. For example, we note that the percentage of net revenues from technology licensing has increased, while the percentage of net revenues from media and other distribution and services has decreased in the last three years. What are the reasons for this trend, what is the company's business strategy, and how is this strategy expected to impact this trend?

        Response:    The Company respectfully refers the Staff to the existing disclosure in the Registration Statement under the subheading "Opportunities, challenges and risks" on pages 41 and 42, which the Company prepared to address the matters referenced in the Staff's comment. The Company's management specifically drafted this disclosure to address what it views as the principal opportunities, challenges and risks facing the Company in direct response to the guidance provided in SEC Release 33-8350. In addition, the Company specifically positioned this disclosure at the beginning of "Management's discussion and analysis of financial condition and results of operations," and elected not to repeat or duplicate the disclosure under later subheadings in that section, in response to the following guidance from Section III.A of SEC Release 33-8350:

    "As a general matter, an introduction or overview should include the most important matters on which a company's executives focus in evaluating financial condition and operating performance and provide the context for the discussion and analysis of the financial statements. Therefore, an introduction or overview should not be a duplicative layer of disclosure that merely repeats the more detailed discussion and analysis that follows."

        In response to the Staff's comment, the Company has added disclosure on pages 39 and 40 to address the trends in net revenues from technology licensing and from media and other distribution and services as well as trends in pricing in technology licensing transactions. The Company respectfully submits to the Staff that the information under the subheading "Opportunities, challenges and risks," as so modified, adequately addresses the material opportunities, challenges and risks on which the Company's management is most focused in the short and long term. In addition, the Company believes that its disclosures in "Management's discussion and analysis of financial condition and results of operations" are appropriately augmented by the qualitative assertions about its future business strategy set forth in the "Business" section under the subheading "Our strategy" on pages 72 and 73.

21.
Throughout this section, you refer to two or more factors that contributed to the reported financial result or material changes over the reported periods. Revise to quantify the amount of the financial result or changes contributed by each of the factors or events that you identify as they relate to revenues, cost of revenues and gross profit, sales and marketing, research and development and general and administrative. Rather than simply using the term "primarily" in describing changes, quantify the amount of the financial result or change that is attributable to the primary source you identify. As one example only, quantify the amount of revenue derived "primarily" from per-unit royalties received from OEMs. See Section III.D of SEC Release 33-6835. In addition to quantifying the dollar effect of the various contributing factors, ensure that you describe the significant developments in the marketplace or at your company that led to the changes.

        Response:    The Company respectfully advises the Staff that it has presented "Management's discussion and analysis of financial condition and results of operations" in two basic sections. The first is an overview of what the Company believes are the most important general and specific qualitative features of its business and the kind of data that is included in each of the significant line items of the key financial statements; the second is a more detailed quantification, including detailed explanations of period-to-period fluctuations, of various qualitative features of its business and the line-item compositions, described in the former section. The Company respectfully submits to the Staff that the second portion of "Management's discussion and analysis of financial condition and results of operations," which begins on page 50 of the Registration Statement under the subheading "Results of operations," is adequate to address the Staff's comment. Such information is described both in tabular and narrative format, depending on which format the Company believes would provide the reader the best understanding, and includes discussions of revenues, cost of revenues, gross profit, sales and marketing (as included in "Selling, general and administrative"), research and development (as included in "Product development"), and general and administrative (as also included in "Selling, general and administrative") costs and expenses. In addition to the dollar effect of the various contributing factors, the Company has also described the significant developments in its business that led to the changes. Accordingly, as suggested by Section III.D of SEC Release 33-8350 the Company believes that it has provided a "discussion of the causes of material changes from year-to-year in financial statement line items 'to the extent necessary to an understanding of the registrant's businesses as a whole.' "

        With respect to the quantification of the amount of revenue derived primarily from per-unit royalties received from OEMs, the Company advises the Staff that it discloses, and intends to continue to disclose, the number of DVD player units, in addition to other consumer electronics device units, that its partners report to the Company as having been sold into the retail segment of the distribution chain, because management views this information as an important non-financial measure of the Company's business. However, the Company respectfully submits to the Staff that, because it intends to provide this level of visibility into its business, it will not be able to disclose the amount of revenue attributable to per-unit royalties without also making the per-unit average sale price value easily calculable for its customers and competitors. The Company anticipates that, due to the highly sensitive nature of this information, any disclosure of such information would have a material, permanent and adverse effect on its business, and strongly desires to keep this information confidential. The Company therefore respectfully requests that it be allowed to exclude specific per-unit royalty revenue disclosures. The Company will, however, continue to disclose the level of revenues associated with licensing to consumer hardware manufacturers in general.

22.
We note your statement here and in other places in the prospectus that your codec has been downloaded over 180 million times during the last four years, including over 50 million times during the last twelve months. Please advise us as to whether this number includes only downloads for which you received revenue, or if it also includes free downloads, such as your 15-day trial versions, and whether this number includes upgrades and support, which are included in your license to consumers. In addition, please disclose whether the downloads are generally made by individuals, by OEMs who license your software or by other entities. Finally, please revise to discuss how the number of downloads impacts your financial condition and results of operations, either directly or indirectly.

        Response:    The Company respectfully advises the Staff that the codec download statistics referred to in the Staff's comment include all downloads from the Company's website, regardless of whether any revenue is received directly by the Company from such downloads. As a result, the download statistics include codecs distributed for which the Company receives revenue, as well as free downloads (including limited-time trial versions) and downloads provided as upgrades or support to existing end users. The Company further advises the Staff that, while it does not track whether downloads are provided to individuals or entities, the downloads from the Company's website are generally made to consumers as opposed to OEMs or other entities who wish to use the software for commercial purposes. The Company has revised the disclosure on page 38 and elsewhere in Amendment No. 1 to clarify that the statistics referred to in the Staff's comment relate to downloads by consumers. In addition, the Company has included additional disclosure on page 39 regarding the impact of such downloads on its financial condition and results of operations.

23.
Discuss the extent to which the changes in revenues from one period to the next for each of the revenue streams were attributable to changes in volumes sold or to changes in prices charged. Currently, the text provides little information to investors about the pricing environment for your products over the three most recent years and how any changes for the prices of the goods and services you sell affected your revenues over the three-year period. In addition, we note your disclosure that your strategy is to have your digital media technologies adopted as the industry standard, which limits the royalty rates you may charge. Please discuss in further detail how this strategy has impacted your revenues, if at all.

        Response:    The Company has revised the disclosure on page 41 to include additional detail regarding the matters addressed in the Staff's comment. In addition, the Company respectfully refers the Staff to its response to comment 21 above regarding the quantification of the amount of revenue derived primarily from per-unit royalties received from OEMs. Finally, the Company wishes to note that it does provide further information regarding the pricing environment for its products in the risk factor on page 14 entitled "Pricing pressures on the consumer hardware device manufacturers and software vendors who incorporate our technologies into their products could limit the licensing fees we charge for our technologies, which would adversely affect our revenues."

24.
Where you refer to increases in headcount, please expand to quantify these increases from period to period. Also, please expand briefly to discuss the outside contractor expense that totaled nearly $300,000. Are the hiring of new employees and contractor fees expenses that management expects will continue?

        Response:    The Company has revised the disclosure on page 56 and elsewhere in Amendment No. 1 to include additional detail regarding increases in headcount. With respect to the $299,000 increase in outside contractor expense noted in the Staff's comment, the Company respectfully submits to the Staff that the existing disclosure on page 56 is appropriate to inform the reader regarding the nature of the relevant expense. Moreover, the Company believes the level of disclosure provided for such expense is consistent with that provided elsewhere in the period-to-period comparisons in "Management's discussion and analysis of financial condition and results of operations." The Company does expect to continue to hire new employees and may incur additional outside contractor fees, and in response to the Staff's comment has added clarifying disclosure to that effect on page 41.

25.
Given that your disclosure that your distribution agreement with Google, which generated 15% of revenues in the last fiscal year, will terminate on December 31, 2006, a matter which you discuss in risk factors on pages 9-10, a discussion of the expected impact of this on the company from management's vantage point appears to be warranted.

        Response:    The Company has revised the disclosure on page 42 to provide greater detail as to the expected potential impact on the Company of a termination of or other adverse developments under the Google agreement.

Critical Accounting Policies — Stock-Based Compensation, page 43

26.
We note that the Company obtained retroactive valuation by unrelated specialist for equity awards granted between October 1, 2004 and December 31, 2005. We further note that the Company performed the reassessment analysis consistent with the guidance provided by the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation." Tell us how you considered the guidance in paragraphs 179-182 of the AICPA Practice Aid to disclose the following:

•
Discuss each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price and;

•
Complete your disclosure on the intrinsic value of outstanding vested and unvested options based on estimated IPO price and the options outstanding as of the most recent balance sheet date presented in the registration statement.

        Response:    The Company respectfully advises the Staff that the disclosure contemplated by paragraphs 179 of the AICPA Practice Aid is contained in the Registration Statement in Note 1 to the Company's financial statements. In response to the Staff's comment, the Company has added disclosure to page 49 of the Registration Statement to include the information contemplated by paragraph 180 of the AICPA Practice Aid. Paragraph 181 of the AICPA Practice Aid is inapplicable because the Company did not obtain a contemporaneous valuation at the time the option grants were made. In response to the Staff's comment, the Company has revised the disclosure on pages 48 and 49 of the Registration Statement to better address the information contemplated by paragraph 182 of the AICPA Practice Aid. In addition, the Company respectfully refers to the Staff to the Company's responses to comments 44 and 45 set forth below.

27.
On pages 44, F-14 and F-16, we note that you refer to a third-party specialist to determine the fair value of your common stock. When you refer to an independent valuation disclose the name of expert and include the expert's consent with the filing. Refer to Section 436(b) of Regulation C. Alternatively, you may remove this reference. Please revise.

        Response:    The Company has removed the references to a third-party specialist on pages 49, F-15, F-16 and F-17.

Liquidity and Capital Resources, page 49

28.
You state that you believe you have sufficient cash resources to satisfy your cash requirements through at least December 31, 2006. Please revise the disclosure to indicate whether management believes it has sufficient cash resources to satisfy financial obligations for a 12-month period from the date of filing.

        Response:    The Company has revised the disclosure on page 57 to indicate that management believes it has sufficient cash resources to satisfy financial obligations for at least the next 12 months.

29.
Please update the disclosure regarding the credit facility with Silicon Valley Bank to state whether you are compliant with the financial covenants as of the most recent practicable date. Also, consistent with our general comment above, please remove the abbreviated reference SVB. To facilitate investor understanding, refer instead simply to Silicon Valley Bank, or the Bank.

        Response:    The Company has revised the disclosure on pages 57 and 58 to indicate that the Company is presently in compliance with the Silicon Valley Bank financial covenants, and has also removed the abbreviated references to "SVB."

Internal Controls Over Financial Reporting, page 51

30.
We note that the Company is reviewing and documenting its internal controls over financial reporting in anticipation of complying with Section 404 of the Sarbanes-Oxley Act. If the cost of becoming compliant or maintaining compliance with Section 404 is expected to be significant, discuss the impact of compliance on results of operations and liquidity. We refer you to Item 303 of Regulation S-K.

        Response:    The Company has revised the disclosure on page 60 regarding the impact of compliance with Section 404 of the Sarbanes-Oxley Act.

Business, page 56

31.
Please provide us with marked copies of each of the reports you cite in the business section in providing statistics about cameras, compact discs and DVDs and other products and services you discuss. Tell us whether these reports are publicly available at a nominal or no fee.

        Response:    The Company has attached a matrix as Exhibit A hereto that summarizes, with respect to various statistics and other figures contained in the Registration Statement, the following information: (i) the specific statement contained in the Registration Statement relating to such statistic(s) or other figure(s); (ii) the page number of the Registration Statement on which such statistic(s) or other figure(s) is set forth; (iii) the identity of the source document(s) from which such statistic(s) or other figure(s) was obtained; and (iv) whether such source document(s) is publicly available at a nominal or no fee. The Company respectfully advises the Staff that it has obtained consent from third party sources for the use of information that is not publicly available at a nominal or no fee. In response to the Staff's request, marked copies of the source documents are being provided supplementally to the Staff under separate cover, tabbed to correspond to the tab numbers listed in the matrix attached hereto as Exhibit A and marked to highlight the relevant supporting information.

32.
Please disclose how the list of customers disclosed on page 67 are considered "representative" of your customers overall. Given that you have only one customer with regard to third-party software application distribution, how can Google be considered a representative customer? Are any of the customers among the 10 you reference who generated revenues on a combined basis of some 40 percent?

        Response:    The Company respectfully advises the Staff that the customers listed in the table on page 74 are the Company's most significant customers by revenue in the indicated categories that consented to being named in the Registration Statement. The Company has revised the introductory language to the table to clarify the listed customers are certain of the Company's most significant customers and to eliminate the word "representative."

33.
Please include a discussion of the international reach of your business. We note from Note 9 to the financial statements that for the last two fiscal years a majority of your revenues is derived from Asia and for the year ended December 31, 2005, revenues generated from North America and Europe are nearly equal. The shift away from North America as the dominant market and the changing dynamics leading to this shift should be discussed in this section as well as in Management's Discussion and Analysis. What are the forces causing your revenues derived from Asia, and Europe in the last year, to multiply exponentially as compared to the relatively flat growth in North America?

        Response:    The Company has included additional disclosure on pages 40 and F-32 to provide more detailed disclosure on the international reach of the Company's business.

Competition, page 70

34.
Tell us how you compare to your competitors in quantitative or qualitative terms and consider appropriate disclosure in this respect.

        Response:    The Company has included additional disclosure on page 80 regarding how the Company compares to its competitors.

Management, page 74

35.
For each person identified as "CXO" please provide the complete title in the table of officers and directors and in the biographies, as applicable.

        Response:    The Company has added a footnote below the table on page 84 indicating that the initials "CXO" refer to the title "Chief DivX Officer."

Principal and Selling Stockholders, page 94

36.
Identify the natural person or persons who have voting and/or investment control over Zone Venture Fund, WI Harper Group and Insight Holdings. See Instruction 2 to Item 403 of Regulation S-K.

        Response:    The Company has revised the disclosure on pages 107 and 108 as requested.

Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Revenue Recognition, page F-9

37.
We note from disclosures throughout your filing that the Company derives revenues from advertising and third-party product distribution. Tell us the timing of recognizing advertising and distribution revenues. In this regard explain the nature of performance targets established by Google and how these targets impact timing of revenue recognition. Revise you revenue recognition policy, if necessary.

        Response:    The Company respectfully advises the Staff that the timing of recognizing advertising and third-party product distribution revenues is generally described on page 45 in "Management's discussion and analysis of financial condition and results of operations," and the Company has revised the disclosure on pages F-10 and F-11 as requested.

38.
We note from disclosures throughout the filing that the Company receives royalties for licensing its technology and software, among other transactions. We also note from your risk factors disclosed on page 12 that you rely on your licensees to accurately prepare royalty reports for the determination of licensing revenues and if these reports are inaccurate, operating results could be materially and adversely affected. Considering this risk factor tell us how you determined that revenue recognition criteria have been met as they relate to royalty revenues. In your response tell us whether you have been required to adjust royalty revenues in subsequent periods due to inaccuracies originally reported by licensees in prior periods and the amounts of those adjustments for fiscal 2003, 2004 and 2005.

        Response:    The Company wishes to advise the Staff that the requirements for recognizing revenue related to royalties for the licensing of its technology are articulated on pages 44-46 of the Registration Statement, but are expanded here. The four requirements to recognize revenue under SAB 104, and hence the basic criteria for revenue recognition, are that:

  1.
  persuasive evidence that an arrangement exists (contract criterion),

  2.
  delivery has occurred or services have been rendered (performance criterion),

  3.
  the seller's price to the buyer is fixed or determinable (calculability criterion), and

  4.
  collectibility is reasonably assured (realizable value criterion).

        For all revenue related to royalties for the licensing of technology, the Company ensures that the contract criterion is met by requiring a written, dated contract signed by each customer and the Company. Such contracts must describe the goods or services to be provided, the calendar time period during which they are to be provided, and the price at which they are to be provided. As a result, the contract also helps the Company meet the calculability criterion. The Company generally considers accounts that have a positive payment history to be sufficient evidence that collectibility is reasonably assured and thus that the realizable value criterion is met. The Company believes that the collectibility of receivables from new customers who have no payment history may be reasonably assured if there is persuasive evidence of both the customer's ability and willingness to pay. In the absence of such evidence, the Company defers revenue recognition until payment is received.

        With respect to the performance criterion, the Company believes that royalty reports produced directly by and received directly from its customers offer the best possible evidence that the performance criterion has been met under the terms of the contract. Therefore the Company uses the receipt of such reports to indicate compliance with the performance criterion. However, the Company has discovered inaccuracies in customer royalty reporting in the past in two ways. The first means of discovery was notification by the customer of a prior period reporting inaccuracy. The second means of discovery has been through the Company's audits of the unit values reported to it in a prior period.

        The Company has discovered at least ten instances of under- or non-reporting by customers. In these cases, values that resulted from discovery of under- or non-reporting pertained to a closed accounting period for which financial statements had already been issued, and the under- or non-reported royalty was generally in dispute with the customer until shortly before the resultant receivable was paid. In this situation, the Company recognizes the revenue on corrections in the period when it receives payment from the customer.

        Instances of over-reporting have been limited. However, during the second quarter of 2005, the Company had one specific instance where a customer disclosed inaccuracies (reductions) in amounts previously reported, and requested a credit for the over-reported amounts. The total credit claimed was approximately $252,000, $5,000 of which originally pertained to 2003, $217,000 of which pertained to 2004, and $30,000 of which pertained to the second quarter of 2005. Because the statements that pertained to 2004 and 2005 had not yet been issued, these statements were adjusted to include the effect of the credit and there was no effect on subsequent periods. If this type of event were to occur in the future, a credit would be booked in the then current period as a reduction in revenue.

        Because the Company has not encountered other significant over-reporting issues of this nature, and because it believes that the royalty reporting by its customers provide the best third-party evidence available as to whether performance has occurred under contracts, the Company believes that the receipt of a customer-produced shipment-based royalty report is the best point in time at which to recognize such revenue, assuming all other criteria have been met.

        In light of the foregoing response, the Company has modified its risk factor disclosure on page 12 to discuss the possibility of over-reporting of royalties by customers.

39.
You disclose throughout your filing that the Company pays royalties to third parties for the use of their software. Tell us the timing of recognizing royalty payments in cost of goods sold.

        Response:    The Company respectfully advises the Staff that the timing of recognizing royalty expense to third parties in cost of sales is as follows: (i) royalty expense under the Company's MPEG-4 license is recognized on a straight line basis using the amounts payable to the licensor per calendar year as the basis of the straight-line calculation and (ii) royalty expense under the Company's MP3 license is recognized on a straight-line basis using the total value of the contract, calculated by using the past, current and future payments required under the license agreement, divided by the estimated useful life of the technology underlying the license.

40.
You disclose that under certain guaranteed minimum-royalty licenses revenue is recognizable upon delivery of the technology license and that for certain arrangements the Company enters into extended payment programs. Tell us the nature and terms of the arrangements that provide for guaranteed minimum-royalty payments and the extended payment terms you offer to your customers under these arrangements. Further tell us the Company's normal payment terms and how the timing of revenue recognition is impacted when extend payment terms are offered.

        Response:    The Company respectfully advises the Staff that its normal terms for payment are generally between 30 and 90 days from the date the applicable invoice is issued. When the Company is within these terms with respect to collection on an invoice that has been issued to a customer with whom the Company has a favorable payment history, the Company deems the receivable to be collectible (i.e., the Company believes that collectibility is reasonably assured). Therefore, in these cases, so long as all other criteria for revenue recognition have been met, the Company recognizes revenue upon invoicing.

        Under certain contracts, a customer will have a minimum royalty obligation to the Company covering a specified number of units that may be shipped in a given period. In certain circumstances, a customer may ship units in excess of its contractual obligation to pay for those units for a particular reporting period. The Company refers to such customers as having "extended payment terms". In these cases, the Company does not deem the collectibility of the resulting receivable to be reasonably assured until the due date for the invoice, and therefore recognizes revenue upon the due date for the invoice so long as all other criteria for revenue recognition have been met.

41.
You indicate that "Consulting revenues from these arrangements were accounted for separately from software license revenues because the arrangement qualify as service transactions as defined in SOP 97-2." Please explain the basis of your statement. Also, clarify for us if your consulting service is essential to the functionality of your software.

        Response:    The Company respectfully advises the Staff that the consulting service referred to in the Staff's comment was not essential to the functionality of the software that the Company sold, and therefore separate accounting treatment was prescribed by SOP 97-2. The consulting service involved one of the Company's employees assisting a corporate licensee of the Company's software to maximize efficient and effective use of the software in a specific application.

Net Income (Loss) per Share Date, page F-12

42.
We note that you include the common stock equivalent shares of redeemable convertible preferred stock and convertible preferred stock in the calculation of diluted net income per share when their effective is dilutive. Please expand your disclosure to discuss how you considered EITF 03-06 in determining whether the Company's redeemable convertible preferred stock and convertible preferred stock should be considered a participating security for the purpose of computing earnings per share.

        Response:    The Company respectfully advises the Staff that it has considered whether the Company's redeemable convertible preferred stock and convertible preferred stock should be considered a participating security in computing earnings per share. Based on the guidance in EITF 03-06, the if-converted method is applied provided that the dilutive effect is not less than if the two-class method had been applied. The Company performed a calculation based on the two-class method, including accretion of the capital acquisition costs. Because there have been no dividends declared and dividends are not cumulative, there is no impact on the calculation related to dividends. The Company determined that the effect of the if-converted method is not less than the two class method. Accordingly, the Company has applied the if-converted method in computing diluted earnings per share. The Company has added clarifying disclosure on page F-13 regarding the use of such method.

43.
We note from disclosures throughout the filing that preferred stock issuances will be converted to common stock upon the offering. Revise your financial statements to include pro forma EPS on the face of the historical income statements for the latest year and interim period giving effect to the conversion (but not the offering).

        Response:    The Company has revised its financial statements to include pro forma EPS on the face of the historical income statements for the latest year and interim period giving effect to the conversion as requested.

Stock-based Compensation, F-13

44.
Please provide us with the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the most recent balance sheet date and through the date of your response:

•
The type of security;

•
The date of grant/issuance;

•
Description/name of option or equity holder;

•
The reason for the grant or equity related issuance;

•
The number of options or equity instruments granted or issued;

•
The exercise price or conversion price;

•
The fair value of underlying shares of common stock; and

•
The total amount of compensation deferred and expense recognized and reconciled to your financial statement disclosures and the magnitude and timing of the amortization expense.

        Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

        Response:    Listed below are schedules that reflect, in chronological order, (i) grants of options to purchase common stock to employees and non-employee directors from October 2004 to March 2006, (ii) grants of options to purchase common stock to non-employees other than non-employee directors for services from January 2005 to March 2006 and (iii) issuances of preferred stock and warrants to non-employees from October 2004 to March 2006. The schedules detail the type of security issued, the month of grant or issuance, the description of the option or equity holder, the purchase or exercise price, the number of shares issued, the adjusted fair value of underlying shares of common stock applied for financial accounting purposes and the aggregate amount of stock-based compensation recorded in connection with each transaction. The Company confirms that it will continue to provide updates to the following information for equity-related transactions through the effective date of the Registration Statement.

  Issuance of Options for Common Stock to Employees and Non-Employee Directors

        The following stock options were granted prior to January 1, 2006 and as such were accounted for under APB No. 25:

Month	Exercise price	Number of shares	Adjusted fair value per share	Compensation recorded per share	Aggregate deferred stock-based compensation recorded
2004
October	$0.40	265,500	$1.04	$0.64	$169,920
November	$0.40	158,800	$1.09	$0.69	$109,572
December+	$0.40	551,328	$1.15	$0.75	$413,496
2005
January+	$0.40	405,300	$1.21	$0.81	$328,293
February+	$0.40	286,800	$1.27	$0.87	$249,516
March+ ^	$0.50	116,000	$1.33	$0.83	$96,280
April	$0.50	11,500	$1.40	$0.90	$10,350
May	$0.50	43,800	$1.47	$0.97	$42,486
June	$0.50	49,500	$1.55	$1.05	$51,975
July+	$0.50	75,000	$1.63	$1.13	$84,750
August	$0.50	21,500	$1.71	$1.21	$26,015
September	$0.50	58,500	$1.80	$1.30	$76,050
October	$0.70	18,000	$1.89	$1.19	$21,420
November+	$0.90	402,000	$2.47	$1.57	$631,140

Total		2,463,528			$2,311,263
Less applicable 2005 cancellations*		(475,698)		$0.79	$(374,752)

Total		1,987,830			$1,936,511

*
Amounts relate to cancellations of 2005 options in which deferred compensation was originally recorded at a weighted-average compensation per share of $0.79.

+
Includes options to purchase common stock granted to executive officers of the Company.

^
Includes options to purchase common stock granted to non-employee directors of the Company.

  Deferred Compensation and Related Amortization

        Amortization of deferred compensation from options granted in 2004 and 2005 totaled approximately $26,000 in the year ended December 31, 2004, $394,000 in the year ended December 31, 2005 and $116,000 in the three months ended March 31, 2006. As of March 31, 2006, the Company estimated that it would record $342,000, $455,000, $430,000, and $174,000 in amortization of deferred compensation for the balance of the year ending December 31, 2006 and for the years ending December 31, 2007, 2008, and 2009, respectively.

        Due to the adoption of FAS 123(R) for all option grants subsequent to January 1, 2006, the Company has calculated fair value and associated compensation expense for these awards in compliance with the Black-Scholes option pricing model. In accordance with this newly adopted standard, the Company has removed the previously recorded deferred compensation for grants prior to January 1, 2006 from its balance sheet and will record amounts to expense and equity in accordance with the amounts scheduled above.

        For options granted from January 1, 2006 through March 31, 2006, the Company recorded the following stock-based compensation expense in accordance with SFAS 123(R):

Month	Exercise price	Number of shares	Adjusted fair value per share	Compensation recorded per share	SFAS 123(R) compensation expense recorded in Q1†	Remaining unrecognized expense†
January^	$0.90	291,300	$2.85	$2.13	$40,157	$486,722
February+	$1.00	276,500	$3.06	$2.47	$177,765	$403,804
March+	$1.50	308,950	$3.28	$2.48	$13,548	$636,747

Total					$231,470	$1,527,273

+
Includes options to purchase common stock granted to executive officers of the Company.

^
Includes options to purchase common stock granted to non-employee directors of the Company.

†
Includes estimated forfeitures in accordance with SFAS 123(R).

  Issuance of Options for Common Stock to Non-Employees other than Non-Employee Directors

        From January 1, 2005 through March 31, 2006, the Company has not granted any options to non-employees other than non-employee directors.

  Issuance of Preferred Stock and Warrants to Non-Employees

Month	Type of Issuance	Common share equivalents ("CSE")	Exercise/issuance price per CSE	Compensation recorded per CSE	Aggregate compensation recorded
2004
October	Series C preferred stock sold for cash to equity investors to raise capital	1,334,367	$2.3232	—	—
	Warrants to purchase common stock issued to purchasers of Series C preferred stock	28,887	$2.3232	—	—
November	Warrant to purchase common stock	10,776	$2.3232	—	—
2005
October	Redeemable Series D preferred stock sold for cash to equity investors to raise capital	5,811,100	$2.92	—	—
November	Warrant to purchase common stock *	19,370	$2.32	$0.47	$9,104
2006	No activity

*
The issuance was in connection with services received from a non-employee consultant. The fair value of the warrant was determined using the Black-Scholes method on the date of grant. The warrant was fully vested, nonforfeitable, and exercisable on the date of grant.

45.
We note that the Company reassessed the fair value of the Company's common stock for the equity awards granted on or after October 1, 2004 and obtained a retroactive valuation by an unrelated valuation specialist. For fair value of common stock determined for each grant date, please address following;

•
Explain the significant factors, assumptions, methodologies used in determining fair value for each grant date;

•
Reconcile and explain the differences between the fair values of your common stock, including the difference between the most recent grant date fair value and the midpoint of your offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions within the valuation methodologies employed that explain the changes in fair value of your common stock up to the filing of the registration statement.

        Response:    The following discussion sets forth the historical approach taken by the Company to value its common stock and the approach taken by the Company to reassess the fair value of its common stock for the period from October 1, 2004 forward. Following this discussion, the Company compares the fair value of its common stock and the valuations of the Company derived from information provided by its investment bankers in connection with this offering.

        I.      Overview of Historical Option Pricing

        The fair values for the Company's option grants were historically determined by its Board of Directors (the "Board") with input from the Company's management. Contemporaneous valuations by an unrelated party were not obtained because the Company was focusing its financial and management resources on expanding its business, and believed that the Board, by virtue of its membership including several venture capitalists, had considerable experience in the valuation of emerging companies. At the date of each option grant, the Board determined that the exercise price for the option was equivalent to the then-existing fair value for the Company's common stock. In making this determination the Board considered, among other things:

  •
  valuation indicators for the common stock price, primarily established through preferred stock issuances to third-parties for cash;

  •
  the Company's actual financial condition and results of operations relative to its formal operating plan during the relevant period;

  •
  the development status of the Company's products, technical issues encountered during the relevant period and adherence to product completion dates;

  •
  the development of the Company's sales and marketing force and the progress in penetrating markets for its products and services;

  •
  lack of liquidity for the Company's capital stock; and

  •
  forecasts of the Company's financial results, market conditions affecting the digital media industry, and changes to its management team and the possibility of a public market for its common stock.

        The Company respectfully submits that the Board has made extensive and appropriate efforts to properly value its common stock in all periods. The Company realizes that such judgments necessarily involve an element of subjectivity.

        II.    Overview of Company's Reassessment of Adjusted Fair Value of Common Stock

        In March 2006, as the Company began to prepare for the IPO and its 2005 year-end audit, it engaged an independent valuation specialist to perform retrospective assessments of the fair value of its common stock in October 2004, October 2005 and March 2006 and to assist management as it compared such assessments to the initial estimates of fair value as determined by the Board. Based, in part, on such valuation and other information considered by the Company's management and the Board, including specific developments in the Company's business, general developments in the markets addressed by the Company, assessments of the potential value of the Company in a public market informally provided by the Company's investment bankers and the Company's prospects for completing a public offering or other liquidity event, the Company determined an "adjusted fair value" per share of its common stock for accounting purposes at the date of each equity-related transaction during the review period and has recorded deferred stock-based employee compensation for those grants where the adjusted fair value exceeds the initial grant exercise price.

        In preparing its financial statements in connection with the IPO upon the advice of the Company's independent auditors, the Company undertook a retrospective analysis of its option pricing to determine whether there was a compensatory element in the Company's historical option grants. The Company engaged an independent third-party valuation specialist to assist management in performing a retrospective valuation as of October 2004, October 2005 and March 2006. The Company did not believe that there was any compensatory element to its option grants prior to October 2004 based on the early stage of the Company's development through that date. The Company performed the retrospective analysis as of October 2004, using the final closing of the Company's Series C convertible preferred stock financing round in which the Company received $9.8 million in cash at a per share price of $2.32 as a point of reference for valuing its common stock. The Company performed the retrospective analysis as of October 2005, using the completion of its redeemable Series D convertible preferred stock financing round in which the Company received $17.0 million in cash at a per share price of $2.92 as a point of reference for valuing its common stock. A substantial majority of the

Series C convertible preferred stock and all of the redeemable Series D convertible preferred stock were sold to unaffiliated investors with extensive experience in valuing private companies.

        The Company again performed a reassessment of the valuation of its common stock in March 2006. The March 2006 calculation of adjusted fair value of the Company's common stock was based on the same methodologies as used in the initial valuations at October 2004 and October 2005, updated for current developments and prospects as of March 2006. The Company performed the retrospective analysis as of March 2006 because that is when it conducted its organizational meeting for the potential IPO with its underwriters, legal counsel and independent auditors.

        The Company and its valuation specialist used a valuation methodology that is consistent with the practices recommended by the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the "practice aid"). Paragraph 112 of the practice aid provides that "an underwriter's estimate of the ultimate IPO price is generally not likely to be a reasonable estimate of the fair value for pre-IPO equity transactions of the enterprise." Accordingly, the Company did not give weight to valuation assessments from its investment bankers in conducting its retrospective valuation analysis. Instead, the valuation reports for October 2004, October 2005 and March 2006 contain all of the required content for valuation reports outlined in the practice aid, as well as much of the additional content recommended by the practice aid to be included. Because during the review periods there were no quoted market prices in active markets for the Company's common stock and there were no arms'-length cash transactions with unrelated parties for issuances of the Company's common stock, the Company considered the historical results and future prospects of the Company's operations, the likelihood that the Company would complete an IPO or a sale of the Company or remain privately held, the price paid for the Company's preferred stock in October 2004 and 2005 and other factors as discussed in the valuation reports. The Company is supplementally providing the valuation reports under separate cover.

        As strongly recommended by the practice aid, the Company used a Probability-Weighted Expected Return ("PWER") method to assess the present value of the returns afforded to stockholders under three possible future scenarios for the Company as of the respective valuation dates. The three scenarios were (i) the Company continues as a private going concern, (ii) the Company is sold or merged or (iii) the Company completes an IPO. For scenario (i), the valuation was determined using the "income" approach while for scenarios (ii) and (iii), the valuation was determined using the "market" approach, termed the Guideline Public Company method. The PWER method considers the terms of stockholder agreements, including various rights of each share class, at the date in the future that those rights will either be executed or abandoned.

        The following are the inputs and assumptions used in the PWER method:

Continuation as a Private Company Scenario Assumptions

        The Company arrived at a value for total stockholders' equity for the staying private analysis based on the income approach, using a discounted cash flow analysis. This analysis required the preparation and analysis of a reliable forecast of the expected future financial performance of the Company. Projected cash flow to all investors was then discounted to a present value using a discount rate, which appropriately accounted for the market cost of capital as well as the risk and nature of the subject cash flow. Finally, a terminal or residual value of the remaining cash flows was estimated and discounted to a present value. The sum of the present value of the projected cash flows and the terminal value equals the value of total stockholders' equity. Because the shares of common stock being valued represent a minority interest in a closely-held entity, adjustments were made to the preliminary fair value estimated on a freely-traded basis. As such, the Company applied a marketability discount to account for the fact that holders of non-marketable shares are unable to liquidate their holding at will or at all.

(in millions, except per share data)	October 2004	October 2005	March 2006*
Present value of discounted cash flows	$81.8	$157.7	$228.8
Less liquidation preferences	(27.5)	(36.8)	(38.2)

Stockholders' equity (freely traded)	54.3	120.9	190.6
Less discount for lack of marketability	(12.5)	(29.0)	(32.4)

Stockholders' equity (closely held)	$41.8	$91.9	$158.2
Present value of common shares	$0.83	$1.59	$2.89

Sale/Merger Scenario Assumptions

        To determine stockholder equity value in the sale or merger context, it was necessary to develop a global list of companies and transactions that would be considered comparable to the Company. The list of comparable companies was further narrowed based primarily on industry, product and market characteristics. Appropriate valuation multiples were derived based on financial statements and stock data for the comparable companies. To arrive at a present value of the common shares under the merger or acquisition scenario, the future value of the shares was discounted using a discount rate that appropriately accounted for the market cost of capital as well as the risk and nature of the subject cash flow.

Date	Expected Date of Merger	Indicated Equity Value	Future Value per Common Share	Discount Rate	Present Value per Common Share
October 2004	Q1 2006	$135 million	$2.15	55%	$1.29
October 2005	Q4 2006	$179 million	$2.49	40%	$1.83
March 2006*	Q4 2006	$235 million	$3.63	34%	$3.09

IPO Scenario Assumptions

        The methodology for the IPO scenario is the same as the methodology for the sale or merger scenario, except that liquidation preferences were disregarded in the IPO scenario due to the mandatory conversion of preferred stock into common stock.

Date	Expected Date of IPO	Indicated Equity Value	Future Value	Discount Rate	Present Value
October 2004	Q4 2007	$211 million	$4.21	55%	$1.17
October 2005	Q4 2007	$227 million	$3.91	40%	$2.05
March 2006*	Q4 2006	$235 million	$4.03	34%	$3.44

Probability-Weighted Expected Returns

        The valuation analysis applied probabilities to each of the three potential scenarios described above at each valuation date as follows:

Date	Continue Private	Sale/Merger	IPO
October 2004	50%	30%	20%
October 2005	20%	30%	50%
March 2006*	10%	30%	60%

Summary Calculation of Estimated Fair Value of Common Stock

Date	Continue Private	Sale/Merger	IPO	Probability-Weighted Average
October 2004	$0.83	$1.29	$1.17	$1.04
October 2005	$1.60	$1.83	$2.05	$1.89
March 2006*	$2.89	$3.09	$3.44	$3.28

*
The March 2006 calculation of estimated fair value of the Company's common stock was based on the same methodologies as used in the October 2004 and October 2005 valuations, updated for current assumptions as of March 2006.

        Having identified the fair value of the Company's common stock as $1.04, $1.89 and $3.28 as of October 2004, October 2005 and March 2006, respectively, the Company did not perform valuations to reassess the fair value for each grant date during the retrospective review period. Instead, between October 2004 and October 2005 the Company identified no changes in its business that would require the valuation assumptions to change significantly month to month, and as such the Company ratably increased the adjusted fair value of its common stock during each of the months during that period. During the period from October 2005 through December 2005, the Company substantially extended its agreements with Google and Philips, expanded its licensing arrangements into its first encoding device in the marketplace and solidified its intellectual property rights through contractual arrangements with the largest integrated circuit manufacturers in the consumer electronics industry. At the same time, the Company experienced a general and significant acceleration of its business. As such, the Company increased the common stock value during that period rapidly to reflect such improvements in its business. For the period from December 2005 through March 2006, the Company again increased its common stock valuation ratably due to a lack of significant valuation events within that period.

        As a result of this reassessment process, the Company recorded approximately $2.3 million in aggregate deferred compensation for options granted through December 2005. Through December 31, 2005, deferred compensation was amortized over the vesting periods of the applicable option using the straight-line method. Due to the Company's adoption of FAS 123(R) effective January 1, 2006 using the prospective method, and because the Company utilized the minimum value method under the disclosure only provisions of FAS 123 for options granted through December 2005, the Company will continue to recognize compensation expense relating to unvested awards through December 31, 2005 using APB 25. For options to purchase common stock granted subsequent to January 1, 2006, the Company has used the Black-Scholes valuation model in accordance with FAS 123(R). Also, in connection with the adoption of FAS 123(R), the Company has reversed the amounts recorded as deferred compensation on its consolidated balance sheets and statements of stockholder's equity for option grants prior to January 1, 2006 as equity awards are not recorded until compensation expense is recorded.

        III.   Reconciliation of Adjusted Fair Market Value to Investment Bank Valuation Assessment

        In mid-March 2006, the Company selected investment bankers and conducted an organizational meeting for a potential IPO. At this time, the Company was advised by its investment bankers that the market would likely value the Company at a multiple of 25-30x forward earnings, and that transactions pricing in the first quarter of 2006 would be valued on expected 2006 earnings, while transactions pricing in late 2006 would be valued based on expected 2007 earnings. The Company's investment bankers further advised the Company that for purposes of pricing an IPO, it should assume a 12% discount to the expected market valuation and that an IPO would likely involve the issuance of shares representing approximately 25% of the Company's post-IPO outstanding stock. Based on these assumptions and management's forecast of 2006 earnings of $10.8 million as communicated to the Board of Directors of the Company in March 2006, management derived a valuation for the Company of $241.1 - $289.3 million, or $3.11 - $3.73 per share, which is substantially in line with the per share value arrived at through the PWER method outlined above.

        IV.    Conclusion

        Based on the Board's determination and the subsequent reconsideration by management of the adjusted fair value for purposes of determining if option grants were compensatory in light of the retrospective independent third party valuation reports and other considerations, the Company respectfully submits that it has recorded appropriate stock-based compensation expense for all periods presented in the Registration Statement.

Note 3. Redeemable Series D Convertible Preferred Stock and Stockholders' Equity, page F-19

Convertible Preferred Stock — Series A, B, and C

46.
Tell us how you considered whether the conversion features in the convertible preferred stock Series A, B and C represent an embedded derivative. In this regard, tell us how you considered the criteria in paragraph 12(a) — 12(c) of SFAS 133 and specifically tell us how you applied the guidance in paragraph 61(1) in your analysis. Also, tell us how you considered the scope exception of paragraph 11(a) of SFAS 133 in your analysis. Specifically, we note that these issuances are subject to include anti-dilution adjustments. Tell us how you considered these provisions in determining whether the embedded derivative qualified as a conventional convertible instrument and met the scope exception of paragraph 4 of EITF 00-19. Also, include in your response your analysis of EITF 00-19 paragraphs 12 to 32, as necessary. If the scope exception of paragraph 11(a) is not met, tell us whether you have considered the conversion feature to be an embedded derivative that is subject to classification and measurement at fair value.

        Response:    The Company respectfully advises the Staff that to assess whether the conversion features in its Series A, B and C convertible preferred stock represent an embedded derivative, it considered the criteria in paragraphs 12(a) - 12 (c) of SFAS 133 as well as the related guidance in the scope exception of paragraph 11(a) and paragraph 61(l).

        In considering the scope exception provided in paragraph 11(a), the Company wishes to note that "contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders' equity in its statement of financial position" are considered to be excluded from the scope of SFAS 133. In determining the classification of this security as an equity instrument, the Company considered the criteria in paragraph 61(l) within the appendix of SFAS 133. Paragraph (l) provides that "a typical cumulative fixed-rate preferred stock that has a mandatory redemption feature is more akin to debt, whereas cumulative participating perpetual preferred stock is more akin to an equity instrument." Since there is no mandatory (or optional) redemption feature for Series A, B or C convertible preferred stock, this instrument has been classified in equity.

        Furthermore, the instruments meet the provisions of paragraph 11(a) of SFAS 133 in that the conversion feature is indexed to the Company's own stock and meets the requirements of EITF 00-19 paragraphs 12-32. An analysis of the EITF 00-19 criteria of paragraphs 12-32 follows:

  •
  The contracts do not include any provisions that could require net-cash settlement.

  •
  The contracts do not require the Company to deliver registered shares, delivery of the shares is within the control of the Company and the Company has not had a failed registration statement.

  •
  An adequate number of shares of common stock have been authorized and reserved for issuance upon conversion after considering all other commitments that may required the issuance of stock during the maximum period the Series A, B and C convertible preferred stock could remain outstanding.

  •
  The shares required to be delivered upon conversion have been explicitly fixed in the related contracts.

  •
  The Company may be required to issue fractional shares, or pay cash for any fractional shares not issued at the option of the holder, however, these amounts are deemed deminimus. There are no other "make-whole", "top-off" or net-cash settlement provisions and thus classification of equity would not be precluded.

  •
  There are no required cash payments to the holders of Series A, B or C convertible preferred stock in the event the Company fails to make timely filings with the SEC.

  •
  There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

  •
  There is no requirement in the contracts to post collateral at any point or for any reason, before or after the conversion of shares.

        Accordingly, based on its consideration of EITF 00-19 and paragraph 61(l) of SFAS 133, the Company respectfully submits to the Staff that its Series A, B and C convertible preferred stock is properly classified as equity and therefore meets the scope exception provided in paragraph 11(a).

47.
Tell us how you considered EITF 98-5 and EITF 00-27 in determining whether such instruments included a beneficial conversion feature.

        Response:    The Company respectfully advises the Staff that its Series A, B and C convertible preferred stock is convertible into common stock at a ratio of 1.49:1, 1:1 and 1:1, respectively. The conversion rate is not variable based on future events, other than proportional adjustment for stock splits and the like and price-based anti-dilution adjustment for certain issuances of new securities, nor is there an option to settle the conversion in cash. The Company's Series A, B and C convertible preferred stock was valued at $1.25, $0.36 and $2.32 per share, respectively, as of the commitment date, while the corresponding common stock value at that time was $0.16, $0.06 and $0.40 per share, respectively. In accordance with EITF Issue 98-5 and 00-27, a beneficial conversion feature is calculated based on the intrinsic value as of the commitment date, which is the date when an agreement as to terms has been reached and the investor is committed to purchase the convertible securities based upon those terms. The Company also considered the anti-dilution adjustment to the conversion rate of the Series A convertible preferred stock upon issuance of the Series B convertible preferred stock and concluded that the revised intrinsic value did not result in a beneficial conversion feature. Further to this analysis, the Company considered the revised fair values of its common stock based on the retrospective review of those values it performed in connection with the IPO. The revised corresponding common stock fair values have been determined to be unchanged from the commitment date for Series A and B convertible preferred stock; however, for Series C convertible preferred stock, the corresponding common stock fair value was increased to $1.04. Given the relative values set forth above, the conversion feature was not considered to be in-the-money as of the commitment date. Accordingly, the Company has not recorded any amounts related to such a feature.

Redeemable Series D convertible preferred stock

48.
Tell us how you considered whether the conversion right in the cumulative redeemable convertible preferred stock Series D represents an embedded derivative. In this regard, tell us how you considered the criteria in paragraph 12(a) — 12(c) of SFAS 133 and specifically tell us how you applied the guidance in paragraph 61(1) in your analysis. If the instrument meets the definition of an embedded derivative, that derivative must be analyzed to determine whether it is an equity instrument or a liability. Include in your response your analysis of EITF 00-19 paragraphs 12 to 32, as necessary. We refer you to Section II.B of our website at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf for guidance.

        Response:    The Company respectfully advises the Staff that to assess whether the conversion feature in its redeemable Series D convertible preferred stock represents an embedded derivative, the Company considered the criteria in paragraphs 12(a) - 12(c) of SFAS 133 as well as the related guidance in the scope exception of paragraph 11(a) and paragraph 61(l).

        As noted above, "contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders' equity in its statement of financial position" are considered to be excluded from the scope of SFAS 133. Because the redeemable Series D convertible preferred stock is redeemable at the option of the holder under certain circumstances, the Company has classified the redeemable Series D convertible preferred stock outside stockholders' equity as this security has been determined to be more akin to a debt instrument. Accordingly, no additional analysis as to the applicability of paragraph 61(l) or EITF 00-19 was deemed necessary.

        To ascertain that the conversion feature is not an embedded derivative, the Company considered the criteria in paragraphs 12(a) — (c). Paragraph 12 provides that "[c]ontracts that do not in their entirety meet the definition of a derivative instrument may contain "embedded" derivative instruments — implicit or explicit terms that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument." In order to be considered an embedded derivative, all of the following characteristics must be present:

  (a)
  The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract. The economic characteristics and risks of the conversion feature are considered clearly and closely related since the conversion feature by itself has no value without the underlying instrument containing the conversion option. This is supported by the guidance in paragraph 60 of the appendix, which provides "If the host contract encompasses a residual interest in an entity, then its economic characteristics and risks should be considered that of an equity instrument and an embedded derivative would need to possess principally equity characteristics (related to the same entity) to be considered clearly and closely related to the host contract." Paragraph 60 also states that "however, most commonly, a financial instrument host contract will not embody a claim to the residual interest in an entity and, thus, the economic characteristics and risks of the host contract should be considered that of a debt instrument." While the instrument is currently classified outside of equity, the host contract does still encompass a residual interest in the entity and the economic characteristics and risks are consistent with that of an equity instrument. Based on its consideration of the criteria in paragraph 12(a), the Company has determined that the economic characteristics and risks of the conversion feature are clearly and closely related to the economic characteristics and risks of the redeemable Series D convertible preferred stock, and therefore the instrument would not meet this criteria.

  (b)
  The contract ("the hybrid instrument") that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur. As there is no remeasurement for changes in fair value of the instrument, this criteria would be applicable to the redeemable Series D convertible preferred stock.

  (c)
  A separate instrument with the same terms as the embedded derivative instrument would, pursuant to paragraphs 6-11, be a derivative instrument subject to the requirements of SFAS 133. A conversion feature in and of itself would not meet the criteria in paragraphs 6-11 and thus would not be considered a derivative.

        Finally, following review of Section II.B of Current Accounting and Disclosure Issues in the Division of Corporation Finance (December 1, 2005), the Company notes that the instrument is a conventional convertible instrument pursuant to paragraph 5 of EITF Issue 05-2. As such, the embedded conversion option qualifies for the scope exception in SFAS 133 and does not need to be bifurcated from the host instrument.

        Based on the above analysis, the Company respectfully submits to the Staff that the conversion feature is not considered an embedded derivative.

49.
If you determine, based on your analysis, that the embedded conversion feature should not be bifurcated, then tell us how you considered EITF 98-5 and EITF 00-27 in determining whether such instruments included a beneficial conversion feature.

        Response:    The Company respectfully advises the Staff that its redeemable Series D convertible preferred stock is convertible at a ratio of 1:1. The conversion rate is not variable based on future events, other than proportional adjustment for stock splits and the like and price-based anti-dilution adjustment for certain issuances of new securities, nor is there an option to settle the conversion in cash. The Company's redeemable Series D convertible preferred stock was valued at $2.92 as of the commitment date, while the corresponding common stock value at that time was $0.70. In accordance with EITF Issue 98-5 and 00-27, a beneficial conversion feature is calculated based on the intrinsic value as of the commitment date. Further to this analysis, the Company considered the revised fair value of its common stock based on the retrospective review of that value it performed in connection with the IPO. The revised corresponding common stock fair value has been determined to be $1.89. Given the relative values set forth above, the conversion feature was not considered to be in-the-money as of the commitment date. Accordingly, the Company has not recorded any amounts related to such a feature.

50.
In page 92, you indicate that in April 2004, you issued warrants to purchase an aggregate of 70,385 shares of your common stock with an exercise price of $2.32 per share to Zone Venture Fund and its affiliates and WI Harper Group and its affiliates. You further indicate that these warrants will expire upon the completion of this offering if and to the extent not then exercised. Tell us if these warrants are issued in conjunction with the convertible notes issued in January 2004. If so, tell us how you are accounting for these warrants. Specifically tell us how you considered the criteria in paragraph 6 of SFAS 133 and the scope exception of paragraph 11(a) of SFAS 133 in your analysis. Provide us with your analysis using the conditions outlined in paragraphs 12 to 32 of EITF 00-19 to determine whether the warrants should be classified in equity or as a liability. If the scope exception of paragraph 11(a) has not been met, tell us why you have not classified the warrants as a liability, initially measured at fair value, with changes in fair value reported in earnings and disclosed in the financial statements. Also, tell us the method and assumptions used to determine the fair value of the warrants issued.

        Response:    The Company respectfully advises the Staff that the warrants referred to in the Staff's comment were issued in connection with the Company's sale of its Series C convertible preferred stock, and were not issued in conjunction with the convertible notes issued in January 2004.

Note 6. Contingencies, page F-26

51.
We note from your risk factor disclosed on page 19 that the Company may be subject to assessment of sales taxes and other taxes for licensing of technology or sale of products. It is not evident from this disclosure whether the Company is providing for all sales and other tax liabilities. Confirm that if the Company has an obligation to pay or collect, sales tax or other taxes within a jurisdiction, it provides for these liabilities within its financial statements.

        Response:    The Company respectfully advises the Staff that it has paid or accrued for all sales and other taxes of which the Company is aware. In part, the risk factor referred to in the Staff's comment highlights the Company's position as a provider of Internet-based products. Although no taxing jurisdictions of which the Company is aware currently tax products distributed over the Internet, certain taxing jurisdictions have made public statements regarding the desirability of taxing such products and have made other public statements related to the lack of clarity as to whether such taxing jurisdictions may levy sales taxes for products that have been sold in the past. While the Company believes that it has adequately provided for all of its tax obligations, the Company recognizes that there is a possibility that a jurisdiction could declare that prior period sales are legally eligible for sales tax enforcement where no such taxes had been levied in the past. Additionally, some of the Company's foreign customers are contractually obligated to pay taxes on the Company's behalf, and the Company seeks affidavits from such customers that they have paid the taxes that they are contractually obligated to pay. However, if such customers, through negligence or willful misconduct, fail to pay such taxes on the Company's behalf, the Company may owe taxes in such foreign jurisdictions.

Note 9. Segment Information, page 2

52.
We note your disclosure of revenues by geographic region. It is not clear from this disclosure whether the Company has determined that it operates in more than one segment. Tell us the number of operating segments, the nature of discrete financial information the Chief Operating Decision maker reviews on a periodic basis (operating results by product, services, geographic region etc.) and how you considered paragraphs 10 through 17 of SFAS 131 in determining the number of operating segments.

        Response:    The Company respectfully submits to the Staff that it operates as a single business unit, rather than in multiple segments. The Company's Chief Operating Decision maker is its CEO and Chairman, R. Jordan Greenhall. Mr. Greenhall presides over multiple departments and product and service lines, but such departments and product and service lines share resources related to costs of revenues, product development, sales and marketing and general and administrative resources. Discrete financial information is not available for such components. Accordingly, the Company determined that it operated in a single segment as contemplated by the following definition contained in paragraph 10 of SFAS 131:

  10.
  An operating segment is a component of an enterprise:

  a.
  That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

  b.
  Whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

  c.
  For which discrete financial information is available.

        The Company also considered the guidance contained in paragraphs 11 through 17 of SFAS 131 to determine whether it operated in more than one segment, and concluded that it did not.

Note 10. Subsequent Events, page F-30

53.
We note that on March 2006, the Company acquired all of the assets of Corporate Green with cash payment of $351,000 and 208,950 shares of the Company's common stock. With regards to this transaction, please explain the following:

•
Tell us the total purchase price determined by the Company. Specially, tell how you determined the fair value of common stock issued (69,648 shares vested as of acquisition date and 139,302 contingent shares). Refer to paragraphs 20, 22, and 23 of the SFAS 141.

•
You indicate the Company will record compensation expense for the 139,302 shares of common stock issued and the additional cash payments in accordance with EITF 95-8. Please provide an analysis supports your conclusion. Specifically address each criteria considered pursuant to EITF 95-8.

•
Tell us the preliminary allocation of the purchase price.

•
Tell us how you considered the requirements of Rule 3-05 of Regulation S-X to provide the financial statements of the business acquired and pro forma financial information showing the effects of this acquisition.

        Response:    The Company respectfully advises the Staff that as described on page F-33, the total purchase price paid by the Company for the assets of Corporate Green was valued at $659,000 and consisted of $431,000 in cash and 69,648 fully vested shares of the Company's common stock. The Company determined the fully vested shares to have a fair market value as of the closing of the acquisition equal to approximately $3.28 per share ($228,000 in the aggregate) based in part on an independent valuation performed by an outside appraiser. In addition to the purchase price, the Company issued to the former partners of Corporate Green 139,302 restricted shares of its common stock which will become vested (i) upon the occurrence of certain events, subject to their continued employment by the Company and (ii) upon their termination by the Company without cause. The Company is also obligated to make additional cash payments to such partners upon the earlier of December 31, 2006, March 31, 2007 and June 30, 2007 and the occurrence of certain performance milestones, and subject, in the case of the latter two events, to their continued employment by the Company.

        In reference to paragraph 20 of SFAS 141, the Company utilized the initial cash payment and the fair market value of the fully vested securities referred to above to measure the cost of the acquired entity. In reference to paragraphs 22 and 23 of SFAS 141, the Company determined the fair market value of the fully vested securities by reference to a valuation performed by an independent outside appraiser because both the Company and Corporate Green were private companies at the time of the acquisition and therefore neither had a quoted market price available. The Company believed that it was reasonable to rely upon the March 31, 2006 valuation to determine the fair market value of the securities issued in the acquisition given the short period of time that elapsed between the closing date of the acquisition and March 31, 2006.

        As described on page F-33, the remaining 139,302 shares of common stock received by the three former Corporate Green partners are subject to vesting, and such partners are entitled to receive additional cash payments of $159,000 in the aggregate upon the occurrence of specified dates and events. In accordance with EITF Issue No. 95-8, the Company will record compensation expense related to the issuance of these shares and the payment of these amounts as the consideration is directly linked to continued employment for post-combination services.

        The Company has preliminarily allocated the purchase price for the acquisition as follows:

Developed Technology*
Flippol Platform	$38,000
Ongoing Contracts	7,000
Domain Name	1,000

Total	$46,000

Assembled Workforce**	$613,000

*
The amounts in "Developed Technology" were primarily allocated based on the cost to develop the technology because there are currently no projected cash flows from any of the above technologies.

**
The amounts in "Assembled Workforce" were allocated as it was determined that the significant reason for the acquisition was to add the three partners of Corporate Green as employees of the Company. In addition, as the acquisition was considered an asset acquisition and not a business combination, the intangible assets acquired were considered to meet the asset recognition criteria in FASB Concepts Statement No. 5, Recognition and Measurement in Financial Statements of Business Enterprises, even though they do not meet either the contractual-legal criterion or the separability criterion, such as assembled workforce or specially trained employees. The FASB concluded that these transactions are commonly bargained exchange transactions that are conducted at arm's length. Therefore, there is reliable evidence about the existence and fair value of those assets. Accordingly, those assets should be recognized as intangible assets when acquired in a transaction other than a business combination.

        As the acquisition was an asset acquisition and not a business combination, Rule 3-05 of Regulation S-X is not applicable. However, if the Company had considered the acquisition a business combination subject to Rule 3-05 of Regulation S-X, the acquisition would not have triggered any additional disclosures of audited historical financial information or pro forma financial information showing the effects of this acquisition under the "significance" tests of Rule 3-05.

        The Company has amplified the disclosure on page F-33 and elsewhere in the Registration Statement to provide additional detail regarding the Corporate Green acquisition and the matters referred to in the Staff's comment.

Part II

Exhibits

54.
Please file the Philips agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-B.

        Response:    The Company respectfully advises the Staff that the Philips agreement is of a type that ordinarily accompanies the kind of business conducted by the Company, and is not viewed by the Company as a contract on which the Company's business is substantially dependent. For example, Philips is not the only consumer hardware device manufacturer through which the Company's technologies are available to consumers. In fact, the Company currently has license agreements in effect with over 150 other consumer hardware device manufacturers. Also, the Philips agreement is substantially similar in nature to agreements the Company has with other consumer hardware device manufacturers. Accordingly, the Company respectfully submits that the Philips agreement was made in the ordinary course of business and that the Company is not substantially dependent on such agreement, and that it therefore need not be filed as an exhibit to the Registration Statement pursuant to Item 601(b)(10)(ii) of Regulation S-K. In recognition of the percentage of the Company's revenues derived from Philips in 2005, the Company has included additional disclosure on pages 9, 74 and 75 setting forth the information regarding the Philips agreement the Company considers to be material to investors — namely, the expiration date of the Philips agreement and the fact that Philips is under no obligation to renew the agreement.

**********

        The Company respectfully requests the Staff's assistance in completing the review of the Registration Statement and Amendment No. 1 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or requests regarding Amendment No. 1 or this response letter to me at (858) 550-6044 or Steven M. Przesmicki, Esq. at (858) 550-6070.

Sincerely,

Cooley Godward LLP

/s/ Jason L. Kent, Esq.
Jason L. Kent, Esq.

cc:	David J. Richter, Esq., DivX, Inc.
John A. Tanner, DivX, Inc.
Steven M. Przesmicki, Esq., Cooley Godward LLP
Kenneth J. Rollins, Esq., Cooley Godward LLP
Martin A. Wellington, Esq., Davis Polk & Wardwell
Afra Afsharipour, Esq., Davis Polk & Wardwell

EXHIBIT A
BACKUP SOURCES

Tab	S-1 Disclosure	S-1 Page	Source Document	Public Availability
1.	"Digital still cameras were first released in 1994 and within 11 years represented approximately 72% of all cameras sold, relegating analog film cameras to niche markets, while growing the camera market to 133 million annual unit sales in 2005 compared to 82 million annual unit sales in 2000..."	66	• Digital Photography/ Temp, Wikipedia • The Mobile Imaging Report, Future Image	• Publicly available at no fee. • Publicly available at no fee.

2.	"In audio, the compact disc, or CD, was commercially introduced in 1982 and rapidly surpassed its analog cassette predecessor while growing the market to approximately four times the size of the cassette market in the United States from $3.5 billion in 1990 for cassettes to $13.2 billion in 2000 for CDs..."	66	• Compact Disc, Wikipedia • Recording Industry Association of America (www.riaa.com)	• Publicly available at no fee. • Publicly available at no fee.

3.	"In the last decade, sales of DVDs dramatically surpassed sales of analog video home system, or VHS, tapes and grew the overall market for home video from $7.0 billion in 1999 to $16.4 billion in 2005..."	66	Video Sell-Through, Adams Media Research Model (Updated 3.17/06)	Not publicly available. Approximately $600 to obtain information.

4.	Chart entitled: "Analog to Digital Conversion — VHS to DVD"	67	Video Sell-Through, Adams Media Research Model (Updated 3.17/06)	Not publicly available. Approximately $600 to obtain information.

5.	"More recently, the MySpace.com social networking site, which grew to 55 million unique visitors worldwide within three years of launch..."	67	• MySpace, Wikipedia • Target Trend Report: MySpace.com, comScore Media Metrix	• Publicly available at no fee. • Not publicly available. Corporate subscription.

6.	"The global market for digital media hardware devices, including DVD players, DVD recorders, high definition televisions, mobile handsets, digital still cameras, digital camcorders and digital audio players is expected to have total sales of $275.4 billion in 2008..."	70	• IDC
    • Worldwide Digital Still Camera 2006-2010 Forecast
    • Worldwide and U.S. Compressed Audio Player 2005-2009 Forecast and Analysis: MP3 All Over the Place
    • Worldwide and U.S. DVD Player 2005-2009 Forecast: Which Looks Better, the Red One or the Blue One?
    • Worldwide Digital Camcorder 2005-2009 Forecast and 2004 Vendor Shares
    • Worldwide LCD TV 2006-2010 Forecast and Analysis: Market Maturation
			• Worldwide Plasma Display Panel 2005-2009 Forecast Update and 3Q05 Vendor Shares: Mainstream Reality	• Not publicly available. Corporate subscription.
			• Frost & Sullivan • World Mobile Handset Market (F296-65)	• Not publicly available. Corporate subscription.

7.	"The overall market for television, Internet, newspaper and magazine advertising globally is expected to be $193.3 billion in 2006, and the subset of this market for Internet advertising is expected to be approximately $24.1 billion in 2008..."	70	Communications Industry Forecast: Historical and Projected Expenditures for 12 Industry Segments, Veronis Suhler	Not publicly available. Approximately $1,995 to obtain information.

8.	"The market for video content distribution, consisting of cable and satellite subscription and DVD and VHS retail sales, is expected to total $95.3 billion in 2006..."	70	Communications Industry Forecast: Historical and Projected Expenditures for 12 Industry Segments, Veronis Suhler	Not publicly available. Approximately $1,995 to obtain information.

9.	"Within this category, with the shift to direct digital distribution, the market for U.S. Internet video distribution is expected to grow to $1.8 billion in 2010 from $0.2 billion in 2005..."	70	U.S. Internet Video 2006-2010 Forecast and Analysis, IDC: Ready, Set, Watch	Not publicly available. Corporate subscription.

QuickLinks

EXHIBIT A BACKUP SOURCES